December 15, 2004


Mail Stop 0409

VIA U.S. MAIL AND FAX (847) 913-0385

Mr. Dan A. DeCanniere
Chief Financial Officer
Hewitt Associates, Inc.
100 Half Day Road
Lincolnshire, IL  60069

Re:	Hewitt Associates, Inc.
Form 10-K for the year ended September 30, 2004
File No. 001-31351

Dear Mr. DeCanniere:

      	We have reviewed your above referenced filings and have the following comments. We have limited our review to Selected Financial
Data, Management`s Discussion and Analysis and the Financial Statements and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the year ended September 30, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies and Estimates, page 22

1. Based upon you financial statements, it appears that costs, assets, and liabilities related to areas such as pension plans and income taxes are subject to significant judgment that could materially impact the financial statements. Please enhance your discussion of critical accounting policies in future filings to discuss all areas that are material in which there are significant estimates or assumptions. Your disclosure should include how estimates are determined, how assumptions may change, and what impact a change in assumptions may have on the financial statements. Please refer to SEC Release 33-8350 for additional guidance.

Financial Statements and Notes

Note 2, Summary of Significant Accounting Policies

Deferred Contract Costs and Deferred Contract Revenues, page 53

2. We note that your deferred contract costs exceed your deferred contract revenues by $44.6 million at September 30, 2004. Supplementally tell us, and disclose in future filings, how you evaluate deferred contract costs for realizability. In addition, tell us whether you have an enforceable contractual arrangement with your customers and if you intend on enforcing these arrangements.

3. Supplementally tell us, and disclose in future filings, the types of direct implementation or "set up" costs you capitalize. For each type of cost, tell us whether these costs are paid to third parties or if they are internal costs and why you consider each type of cost to be incremental. Do you defer and account for these costs by analogy to SFAS 91 or FTB 90-1?

Note 3, Transition to a Corporate Structure, page 58

4. In future filings, disclose the conversion rights associated with your Class B and Class C common stock.

Note 15, Related Party Transactions, pages 68-69

5. In future filings, include the disclosures required by
paragraph
16(d) of SFAS 13. For example, disclose the significant terms of your capital lease arrangements, including renewal or purchase options, escalation clauses, obligations with respect to refinancing of the lessor`s debt, significant penalties, and the provisions of any significant guarantees, such as residual value guarantees.
*  *  *  *


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Josh Forgione, at (202) 824-5464, or Steven Jacobs, at (202) 824-5222, if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.

							Sincerely,



Steven Jacobs
Senior Staff Accountant
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Hewitt Associates, Inc.
December 15, 2004
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